82-4504

02055885

ROCK RESOURCES INC.
(the "Company")

02 NOV -5 AM 8:50

SUPPL

News Release – October 28, 2002

PRIVATE PLACEMENT CLOSING:

VANCOUVER, B.C.-- Rock Resources Inc. ("RCK") is pleased to report that further to the TSX notice dated August 8, 2002, management is pleased to announce the closing of it's private placement announced on June 7, 2002 for 407,822 units at a price of $1.50/unit providing gross proceeds of Cdn$611,733, each unit comprised of two common shares and two common share purchase warrants (one warrant referred to as an "A" Warrant and one warrant referred to as a "B" Warrant). Each A warrant entitles the Purchaser to acquire one common share at a price of $1.00 until June 30, 2003. Each B warrant entitles the Purchaser to acquire one common share at a price of $1.50 until November 30, 2003. The securities will have a four month hold period. The proceeds of the financing will be used for general working capital, current obligations and development of mineral properties. A finder's fee of 80,000 warrants at $1.00 will be paid to RP&C International; $750.00 cash to Wayne Tkachuk and 2,800 common shares at $0.75 to Rusty Hendrickson.

FINANCINGS BEING NEGOTIATED:

Rock is entering into agreements to raise up to Cdn$500,000 by way of convertible loan notes from overseas and/or Canadian investors. Funds will be used for exploration, current obligations and development of the Company's projects.

The loan notes will commence November 1, 2002 for a three calendar month term. Interest shall accrue on a per diem basis at the annual rate of 12%. Principal and interest are repayable by January 31, 2003 or maybe converted into shares at the Company's option during the term. Repayment of the loan facility will come from working capital if not converted into shares.

If repayment is by way of share conversion, shares will be issued at the Discounted Market Price prevailing at the time of the issue of the loan notes for the principal sum and at the Market Price prevailing at the time of conversion of interest.

Detachable warrants will be issued equal to 40% of the loan value divided by the Market Price prevailing at the time of the issue of the loan notes. Such warrants will have an exercise price set at the Market Price prevailing at the time of the issue of the loan notes until March 31, 2003, after which time they expire. All securities will have a four month hold period.

Rock Resources may at its option repay all or part of the loan notes principal and interest in cash or shares at any time during the term of the loan.

All of the foregoing matters are subject to all necessary regulatory approvals.

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland, President

TSX VENTURE: RCK
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

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